
CariBBrew
HAITIAN
COFFEE
DIRECT TRADE
DARK ROAST
12
CariBBrew
HAITIAN
COFFEE
MEDIUM DARK ROAST
CariBBrew
CARIBBEAN SPICED
COFFEE
DIRECT TRADE
COLD OR HOT BREW
10
MEDIUM DARK ROAST

INVEST IN **CARIBBREW**

Shift the $465bn. coffee market with Caribbrew! Hail from Haiti, enjoyed worldwide while giving back

caribbrew.com Newark, NJ

Female Founder | Food & Beverage | Ecommerce | Consumer Goods | Minority Founder

Highlights

Profitable

Profitable for prior 3 months and expect same in future

1. 1500% growth from 2019 to 2020. Addressable Market size is 2.4bn (U.S. only) and 12.6bn (global)

2. Approx. 2 millions lifetime sales while bootstrapping within 5 years.

3. Over 20,000 customers, 60% return rate, Avg 4.8 rating on 1267 reviews

4. Retail distribution with KEHE and UNFI . ..launching in Publix, Central Mkts, & Meijer Fall of 2023

5. 3 celebrity endorsements: Gabrielle Union, Tracee Elis Ross, Taraj P Henson

6. Notable press releases from Glamour, Essence Mag, NBC News, Martha Stewart, Yahoo.com

7. Recognized for social impact work in Haiti by USAID Bureau of Humanitarian Assistance

8. Proudly Black Woman & Immigrant Owned and Led

Featured Investor

Jessica Damille

Invested $10,000

Follow

"I have been following Caribbrew ever since they were a competitor in USAID's competition for nonprofits and businesses in Haiti. I was blown away by their presentation and grassroots efforts to support Haitian farmers. As soon as I was able, I tried their coffee, hot chocolate, and body products. I have loved everything and often use them as gifts for loved ones. I believe in this business. I am particularly impressed

use them as gifts for loved ones. I believe in this business. I am particularly impressed with the integrity and high degree of excellence that Beverly and her team shows everyone on their production line. Their customer service is also top notch. Caribbrew excels from bean to cup! I am proud to support and invest."

Our Team



Beverly Malbranche Founder & CEO

Over 5 years experience in Financial management, 7 years in e-commerce, and 6 years in Food and Beverage/CPG. Beverly is the visionary behind the company. Bachelor in Business & Finance North Carolina State University



Rulx Muller Malbranche Chief Operations Officer

Over 10 years in supply chain management, managing 900k sqft warehouse and 323 team members at Crate&Barrel. Muller oversees our supply chain, merchandising, and operations. Bachelor of science in Industrial Engineering NJ Institute of Technology



Deborah Guerrier Production Manager

Deborah oversees Caribbrew's production from roasting to packaging and distribution. As a detailed oriented and customer-focused leader, she ensures consistency, reliability, and speed. Associate in Science at Essex County College



Esdras Malbranche CMO and CTO

7 figures e-commerce entrepreneur, motivational speaker, and digital marketing expert. Esdras has 5 years in IT. He oversees Caribbrew's ecommerce department from digital ads to user experience. Bachelor in Information Technology Rutgers University

The name of the game is long-term!



CariBBrew

Discover centuries of Caribbean flavors

A premium beverage brand inspired by the Caribbean on a mission to make a difference!

Beverly Malbranche
Founder and CEO

As seen in: martha stewart, yahoo!, VINEPAIR, BEYONCÉ, USA TODAY, ESSENCE, HUFFPOST, amazon live

What current investors have to say!

02 Aug — $1,000

Hans L Aubourg
From Haiti to NY where I went to school. I am a health care provider, I like to travel, ride my bicycle, spend time with my family and so.

It brought back childhood memories so I got in for various reasons; going to my dad farms and seeing the whole process from cultivating shipping to the capital city for selling and consuming coffee. supporting a Haitian brand, for my family, most of all helping the economy back home specially the work force that makes CB what it is.

02 Aug — $1,000

Nathalie Soussan Villedrouin

I have Haitian roots and I want to give back and support if I can. Why not invest in the coffee brand we consume ourselves?

01 Aug — $1,000

Andre V Talley

We have been customers for years and believe in what you're doing to benefit the farmers and African diaspora in 'Ayiti'.

01 Aug — $1,000

Marie A Louissaint
Haitian Born and bred with a love for the arts and all good things.

I love the products. I want to make a difference into the agriculture in Haiti.

02 Aug — $100

Christine Jordan

I enjoy your product and believe in your company. I wish I could invest more.

Celebrity Endorsements


Small Business
Gift Guide
HAITIAN
COFFEE
Gabrielle Union
Actress & Founder


HAITIAN
COFFEE
Tracee Ellis Ross
Beverly Malbr

"When you need a jolt, there's nothing likie Haitian coffee, and Caribbrew is the answer"

Gabrielle Union
Trailblazing actress, entrepreneur, author

Press releases

ESSENCE
BEYONCÉ
NBC


select
Women's History Month: 250+ women-owned brands to support

Caribbrew Medium Roast Haitian Coffee

When she moved to the U.S. in 2009, Beverly Malbranche, founder and CEO of Caribbrew, said she realized there was an unfulfilled market for Haitian coffee, which she "fell in love with" while growing up in the country. Establishing a Black-owned coffee company not only allowed her to expose customers to new roasts, but also gave her the opportunity to economically support farms in Haiti by purchasing their beans. Malbranche is specifically passionate about buying from women-owned farms and helping them make sure they get paid equally compared to their male counterparts.

Caribbrew's Medium Roast Haitian Coffee features notes of chocolate and has a nutty, full-bodied flavor, the brand says. It's made from Arabica beans and has a low acidity level, according to Caribbrew. You can purchase a 12-ounce bag of coffee as beans or ground. Caribbrew also offers K-Cups if you own a single-serve coffee machine.

Caribbrew Medium Roast Haitian Coffee


SOGAL
Beverly
Malbranche
Meet the brilliant mind behind Caribbrew, a beverage company that specializes in coffee and cocoa beans sourced from farmers in Haiti.


GLAMOUR

Company Founder(s): Beverly Malbranche

In 2018, Malbranche—who grew up in Haiti—launched this brand with the goal of reviving once-fruitful coffee production in her home country. Five years later Caribbrew is committed to hiring workers in Haiti's capital to package and export coffee to the brand's New Jersey factory, where locals fulfill nationwide orders of the impossibly smooth coffee, chocolate, tea, merch, and even skin care.

BUY NOW

EBONY
VINEPAIR


martha stewart FOOD HOLIDAYS & ENTERTAINING HOME GARDENING WEDDINGS LIVING SHOPPING ABOU

FOOD & COOKING > RECIPES > DRINK RECIPES

Beverly Malbranche of Caribbrew Honors Her Homeland of Haiti Through Her Coffee Brand

https://caribbrew.com/a/press-kit

https://caribbrew.com/a/press-kit

PROBLEM

- 01 Caribbean coffee is undiscovered
- 02 Extensive supply chain
- 03 Unfair pay & economic hardship
- 04 Mass produced not specialty
- 05 Lack of diversity in specialty coffee
- 06 Healthier (hot) beverages needed



Coffee Coalition for Racial Equity. 2022. *Addressing Anti-Blackness In Specialty Coffee — Coffee Coalition for Racial Equity*.

CariBBrew

SOLUTION

Specialty Products from the Caribbean
- Single origin coffee and cacao (chocolate)
- Small batch and craft

Lean supply chain – Farm to Table
- Direct trade, full transparency, taste of origins

Healthier Beverages
- Minimally processed, dairy-free, and sugar-free

Social Impact
- Fair price, long term partnerships
- Minority owned, gender equality, USAID partner


CariBBrew
HAITIAN
COFFEE
DIRECT TRADE
DARK ROAST
12

MARKET

The U.S. coffee industry is worth over 69 billions and the cacao industry about 19 billions

- Addressable market size of $2.4 billions

59% at home consumption

45% Specialty coffee

https://www.statista.com/outlook/cmo/hot-drinks/coffee/united-states#revenue
https://www.ibisworld.com/industry-statistics/market-size/chocolate-production-united-states/

COMPETITIVE ADVANTAGE

Location
Close to the US + duty-free access. 5 times closer than Brazil

Branding
Strong brand recognition and clear branding from packaging to flavors

Convenience
Flexible subscription & nationwide distribution (400 locations)

Impeccable quality
Quality obsessed specialty coffee and cacao

Environmental Advantage
Ideal landscape for coffee and cacao production

Impact Minded
Direct trade, Fairtrade Plus, Black-owned and woman-led


Golden Latte
DRINKING HOT CHOCOLATE

Haiti used to be the 3rd largest coffee producer in the world Jamaican Blue Mountain coffee is one of the most expensive in the world!


HAITIAN COFFEE

5x Lean Supply Chain

DIRECT TRADE / NO MIDDLEMAN → **OUTSOURCE LABOR INTENSIVE JOBS** → **FROM HAITI TO MIAMI IN 4 DAYS**

PURCHASE FROM FARMERS DIRECTLY TO REDUCE LEAD TIME, AND INCREASE PROFIT BOTH WAYS

USE A HAITI-BASED CO-PACKER WITH A ROASTING CAPACITY >1000 LBS/DAY REDUCING PACKAGING COST FROM $2.75 TO $1.10

WE SHIP 5 TIMES FASTER THAN COFFEE PRODUCERS IN LATAM, AFRICA, AND ASIA


Transit time to the U.S.
35
30
25
20
15
10
5
0
4
7
27
35
Caribbrew
Others
Shortest
Longest

4-7 days transit time compared to 27-35 days industry standards!

Brand Comparison

Brand Comparison

	Island Blue	Café Caribe	BLK & BOLD	CariBBrew
Premium Coffee & Chocolate	✗	✗	✗	✓
Strong brand Identity	✗	✗	✓	✓
Direct trade	✓	✓	✗	✓
Affordable	✗	✓	✓	✓
Female-led	✗	✗	✗	✓
Impact minded	✗	✗	✓	✓
Black Owned	✗	✗	✓	✓

WHY CARIBBREW?

Caribbrew is a beverage brand offering specialty coffee and chocolates from the Caribbean, which is yet to be mainstreamed. In doing so, we are positioning Caribbean nations on the global market as major producers and creating economic impact while closing the diversity gap in the beverage space to be inclusive of all ethnicities. From its branding to its flavors, this minority owned brand shares its cultural heritage with passion and draw beverage connoisseurs and novices alike.

LET CUSTOMERS SPEAK FOR US

★★★★★
from 1267 reviews

★★★★★
Coffee gift bag
Absolutely love my coffee gift bag. I can have a different flavor every day

Hattie Lanier-Hairston
Coffee Gift Bag
07/24/2023

★★★★★
Perfectly smooth yet strong
Great tasting without being acidity.

J Richardson
Medium Roast Haitian coffee 2 bags bundle...
07/23/2023

★★★★★
Caribbrew Haitian Coffee
I found this coffee to be really great! It's flavorful and smooth. I will order again soon! Also enjoying the tea and hot...

Elizabeth Arroyo
Caribbrew Haitian Coffee
07/17/2023

★★★★★
Great coffee while supporting Haïti
It's great to be able to support haïtian farmers and have great coffee through it. The spiced coffee has a lot of flavour...

Sebastian
Caribbean Spiced Kcups
07/26/2023

★★★★★
Great tasting coffee ☕
I'm not really a coffee drinker. I purchased this coffee for someone else. But I did have a taste & it's delicious....

Rashida Knowles
Medium Roast - Haitian Coffee -12 oz
07/26/2023

★★★★★
Coffee body butter
Love the way the product smells I even put a small amount in my hair too. Love the way it goes on smooth and doesn't...

STEVEN BASS
Coconut Latte Body Butter
07/24/2023

★★★★★
Smooth
I always enjoy a cup of carribrew. It is so smooth and very tasty. I'm happy to find coffee that's from my nationality. I'm...

Adeline Ward
Caribbean Spiced Coffee
07/16/2023

★★★★★
Fine coffee, great customer service, too!
Great-tasting decaf. And excellent customer service! Will buy again, and recommend to friends.

Ilka Leverentz-Cline
Coffee-ish | Swiss Water Decaf Coffee
07/10/2023

★★★★★
So love this coffee!
I've been drinking this coffee for a couple of years now and it's just super wonderful!

Laura Podrasky
Dark Roast Haitian coffee 2 bags bundle 12 ...
06/23/2023

SALES



■ 2019 ■ 2020 ■ 2021 ■ 2022
700000
539590

4 x growth in 11 months from $26K in 2019 to $454K in 2020

YEAR	GROWTH (%)
2018	


600000
500000
400000
300000
200000
100000
0
26000
454000
508000
2019
2020
2021
2022
Sales
26000
454000
508000
620,000

2019	1300%
2020	1521%
2021	12.3%
2022	**6.2%**

In 2021, we doubled our core business. Half of the sales from 2020 came from a one-time wholesale client, and we were able to double our customer base and keep our upward trend without them in 2021

CariBBrew

Growth Plan

Our growth plan includes scaling our e-commerce through dynamic online marketing then secure nationwide retail partners. Increase our brand awareness through trade and consumer shows. Lastly opening flagship cafes to offer customers a full experience.

01 — ONLINE MARKETING

Dynamic PR marketing paired with paid social media advertising

2023

02 — RETAIL PARTNERSHIP

Nationwide distribution through the largest food distributors. KEHE & UNFI

2023

03 — *IN-PERSON MARKETING*

Trade shows & Consumer shows to increase brand awareness

2024

04 — LOCAL PRESENCE

Flagship Cafes in our largest consumer base (Newark, Brooklyn, ect.)

2024

Use of Funds

We aim to raise **a pre-seed round of $500,000** to support our growth

50%

Retail Distribution

To expand in retail with new and existing partners

15%

Marketing

To use increase our digital and in-person marketing spend

20%

Team expansion

To hire a warehouse manager and keeping hourly staff

15%

Physical presence

To open our 1st flagship café in Newark, NJ

We expect to grow our sales to **5 millions by 2025**

Upcoming PO: $500k+ with Trader Joe's

Retailers in the pipeline: Fresh Market, Publix, Whole Foods, Target, & more

Future projections are not guaranteed


Our Impact
Beyond Fairtrade
$3 - 3.99 per lb for green beans compared to the $1.75 fairtrade minimum
Equal opportunities for both male and female farmers
Long-term Partnership
Provide training on better farming practices
Contribute capital to increase farming productivity
Built-in Competiveness
Facilitate farming cooperatives to get USDA organic, non GMO, and fairtrade certifications with Caribbrew owning exclusive rights to these labels
WHY CARIBBREW?
We have both the business and the cultural acumen to create sustainable positive impact and even won a $150,000 contract in 2022 with USAID to help reduce disaster and economic risks for Haitian farmers.
CariB Brew


CariB Brew

OUR EXECUTIVE TEAM



Beverly Malbranche

Role: Founder & CEO

Background: Business development & Financial Management



Esdras Malbranche

Role: CTO

Background: E-commerce marketing and Information technology



Muller Malbranche

Role: COO

Background: Operations and system optimization

- *Advisors include mentors from Columbia Small business center,Digital Undivided*
- *NewVoices, and former Haitian commerce minister Danielle St. Lot*

CariBBrew


2018
First product launched in my NY apartment, a few orders came in.Pitching everywhere at business competitions to get some coaching and seed funding.
Columbia-Harlem Small Business Development program and Rutgers Business School!
2020
Moved to our first warehouse space, reached 10,000 followers on IG, launched new product variation: Dark roast, Spiced Coffee
2022
Launched in retail, over 20,000 satisfied customers
2019
Debut at large festivals - NYCoffee Festivals! Started building a solid customer base
2021
Started to scale, first employees. Launched our Haitian chocolate
2023
Waiting to be shipped to your house We're building history...Join us!

Join our story as we make history one cup at a time


CariBBrew


COFFEE
KEEPS ME
KE

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